1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Board of Directors Resolutions
Hsinchu, Taiwan, R.O.C. — August 10, 2010 — TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:
1.	Approved capital appropriations of US$1,972.3 million to expand advanced process technology capacity at 12-inch fabs.

2.	Approved capital appropriations of US$369 million to continue construction of Fab 15.

3.	Approved capital appropriations of US$258.1 million to provide specialty technology capacity.

4.	Approved a capital injection of no more than US$225 million into TSMC China Company Limited.

5.	Approved the increase of TSMC’s 2010 R&D and sustaining capital appropriation to US$678.73 million from US$534.63 million.

6.	Approved capital appropriations of US$319.6 million to develop new businesses, including US$101.6 million for a LED production line and US$218 million to construct a fab for the production of thin-film solar photovoltaic modules.

7.	Approved the following personnel promotions:
● Promoted Vice President and Chief Financial Officer Ms. Lora Ho to Senior Vice President

● Promoted Vice President and General Counsel Dr. Richard Thurston to Senior Vice President

● Promoted Vice President of Worldwide Sales and Marketing Mr. Jason Chen to Senior Vice President

● Promoted Senior Director of Corporate Planning Dr. Irene Sun to Vice President

● Promoted Senior Director of Mainstream Fabs Mr. J.K. Lin to Vice President

● Promoted Senior Director of 300mm Fabs Mr. J.K. Wang to Vice President
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Michael Kramer	Ms. Dana Tsai
Vice President and CFO	Deputy Director	Principal Specialist	Senior Administrator
Tel: 886-3-566-4602	PR Department	PR Department	PR Department
	Tel: 886-3-505-5028	Tel: 03-563-6688 ext. 7126216	Tel: 886-3-505-5036
	Mobile: 886-928-882-607	Mobile: 0926-026-632	Mobile: 886-920-483591
	E-Mail: jhtzeng@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail:dana_tsai@tsmc.com